UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
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FORM 12b-25	SEC FILE NUMBER 1-8831

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K	☐ Form 10-Q ☐ Form N-SAR ☐ Form N-SR

For Period Ended: December 31, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

Read attached instruction sheet before preparing for. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________________________

PART I — REGISTRANT INFORMATION

Fedders Corporation
Full Name of Registrant

N/A
Former Name if Applicable

505 Martinsville Road
Address of Principal Executive Office (Street and Number)

Liberty Corner, New Jersey 07938-0813
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a):	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b):

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c):	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fedders Corporation (the “Company”) hereby requests an extension of time to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The company has been engaged in a refinancing of its principal credit facility. The refinancing has diverted significant resources normally engaged in completing the Company’s Annual Report on Form 10-K to the process of identifying lenders, providing due diligence materials and documenting the new credit facilities. As a result, the Company is unable to file its Annual Report on Form 10-K for fiscal year 2006 without unreasonable effort or expense.

The Company will file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kent E. Hansen	908	604-8686
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [x   No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ X ]	No [	]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s business is seasonal and, as a result, the Company anticipates operating losses in its fourth fiscal quarter. The full-year operating comparisons are expected to reflect a trend similar to what was reported in the first three quarters of 2006. Net sales of approximately $279 million, decreased approximately 6% compared to $297.7 million in the prior year, due primarily to planned reductions in sales volume to The Home Depot, partly offset by increased sales to new customers and growth in commercial HVAC product sales.

Gross profit is expected to be approximately $37 million for the fiscal year ended December 31, 2006 compared with gross profit of $39.7 million for the fiscal year ended December 31, 2005.

Selling, general and administrative expenses for the year ended December 31, 2006, are expected to approximate $59.0 million, compared to $71.0 million in the prior year.

The Company expects a restructuring charge of approximately $4 million in 2006 related to severance costs, facility closing costs and asset write downs, compared with a restructuring charge of $22.3 million in the prior year.

The Company is expected to record a goodwill impairment charge of approximately $46 million, primarily resulting from the Company’s decision to no longer focus on the high-volume, low-profit “big box” room air conditioner channel and dehumidifier portions of the HVAC market which will result in decreased sales volume from discontinuing sales to The Home Depot and Wal-Mart.

The Company expects an operating loss, before restructuring and goodwill impairment of approximately $22 million, compared to a loss of $31.4 million in the prior year.

Based on FAS No. 109, “Accounting for Income Taxes”, the Company is expected to record a full valuation allowance against deferred tax assets of approximately $21 million to income tax expense.

A net loss of approximately $117 million is expected for the fiscal year ended December 31, 2006, compared to a net loss of $66.5 million for the fiscal year ended December 31, 2005.

Fedders Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2007	By:	/s/ Kent E. Hansen
Name: Kent E. Hansen
Title: Executive Vice President